Cooper-Standard Holdings Inc.
40300 Traditions Drive
Northville, Michigan 48168

May 21, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Washington, D.C. 20549

Re: Cooper-Standard Holdings Inc.
Form 10-K for the Year Ended December 31, 2023
Filed February 16, 2024
File No. 001-36127

Dear Ms. Pyles and Ms. Erlanger,

On behalf of Cooper-Standard Holdings Inc. (the “Company”), we are providing the following responses to the comments contained in the comment letter of the Staff of the United States Securities and Exchange Commission (the “Staff”) to the Company, dated May 13, 2024 (the “Comment Letter”), relating to the Company’s above-referenced filing. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein. Except to the extent otherwise indicated below, we agree with and intend to comply with these comments in our future filings and, to the extent material to an investor’s understanding, to provide the information requested in the comments.

Effective January 1, 2024, we changed our management reporting structure with the launch of global product line-focused business segments, which resulted in the realignment of our reportable segments and the establishment of two reportable automotive segments: Sealing Systems and Fluid Handling Systems. All other business activities are reported in Corporate, eliminations and other. As a result, the table illustration shown below reflects the new reportable segment structure, which was first presented in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024.

We respectfully submit our responses for your review. Our responses are aligned with the sequential numbering of the comments in the Comment Letter.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Segment Results of Operations, page 33

1.We note that your discussion of changes in sales and Adjusted EBITDA by segment includes columns reflecting the amount of variances due to volume/mix, foreign exchange, divestitures and cost (increases) decreases. Please revise future filings to more clearly explain each type of underlying factor as it affects each segment and quantify when there is more than one reason (or offsetting reasons) for the change. For example, the cost (increases) decreases column includes some positive variances and some negative variances for the segments, but your disclosure only includes bullet points disclosing general factors that caused the changes without quantifying or attributing those factors to specific segments. Please revise future filings accordingly.

Response: We acknowledge the Staff's comment and advise the Staff that, as part of our regular disclosure controls, we internally quantify the impact of the factors contributing to the changes in our sales and adjusted EBITDA by segment. In order to provide investors with sufficient analysis to understand our segment results of operations, our practice has been to (1) disclose key factors that qualitatively explain the majority of the changes and (2) list key factors in descending order of magnitude.

In consideration of the Staff’s comment, we will enhance our disclosures in future filings beginning with our Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2024. In paragraph format, we will more clearly explain each type of underlying factor as it affects each segment and quantify material underlying factors when there is more than one reason (or offsetting reasons) for the change.

Note 21. Business Segments, page 85

2.We note that you have included a line item titled “Corporate, eliminations and other” as a reconciling item between the total of the reportable segments revenue and consolidated revenue and segment Adjusted EBITDA amounts and consolidated Adjusted EBITDA. It also appears from your disclosures that this amount may include revenue and expenses from other business activities and operating segments that are not reportable. Please note that under the guidance in ASC 280-10-50-15, these amounts should be included in an “all other” category and should be separate from other reconciling items (i.e. corporate costs or intercompany eliminations) in the reconciliations required by paragraphs ASC 280-10-50-30 through 50-31. The sources of revenue in this “all other” category should also be described. Please revise accordingly.

Response: We acknowledge the Staff’s comment related to "Corporate, eliminations and other" including revenue and expenses from other business activities and operating segments that are not reportable. We advise the Staff that each quarter we review ASC 280 to determine our operating and reportable segments. Utilizing the management approach to perform an analysis of the detailed qualitative and quantitative criteria, as of January 1, 2024, we determined our operating segments to be Sealing Systems, Fluid Handling Systems, and Industrial and Specialty Group ("ISG").

After identifying our operating segments, we assessed which of our operating segments required separate disclosure by considering the guidance in ASC 280-10-50-10. None of the quantitative thresholds outlined in ASC 280-10-50-12 were met for ISG, and we do not believe the information about this segment is material or would be useful to the readers of the financial statements. In addition, we considered the guidance in ASC 280-10-50-13 and concluded that the ISG operating segment should not be aggregated and combined with a reportable segment. As such, our reportable segments as of January 1, 2024 were Sealing Systems and Fluid Handling Systems.

By applying ASC 280-10-50-15, information about other business activities and operating segments that are not reportable are required to be combined and disclosed in an "all other" category. We believe that corporate costs and intercompany eliminations are considered other business activities and are therefore eligible for aggregation within the "all other" category with the ISG operating segment. To enhance the understanding of the disclosure, we label our "all other" category as "Corporate, eliminations and other." If we were to separately report operating segments from Corporate and Eliminations, we would be effectively disclosing revenue and a measure of profit or loss for an operating segment that does not meet the quantitative or qualitative thresholds for a reportable segment.

We also acknowledge the Staff's comment about describing the sources of revenue in the "all other" category, which is equivalent to our category labeled as "Corporate, eliminations and other." We will enhance our disclosures in future filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2024, to include a description for the sources of revenue included in "Corporate, eliminations and other". Below is an example of how the Company intends to enhance its disclosures.

Example Disclosure:

Year Ended December 31,
	2024	2023	2022
Sales to external customers	$ x,xxx	$ x,xxx	$ x,xxx
Sealing systems	x,xxx	x,xxx	x,xxx
Fluid handling systems	x,xxx	x,xxx	x,xxx
Total segment sales	$ x,xxx	$ x,xxx	$ x,xxx
Corporate, eliminations and other (1)	x,xxx	x,xxx	x,xxx
Consolidated	$ x,xxx	$ x,xxx	$ x,xxx
(1) Includes revenue from the ISG business, which is an operating segment that does not meet the quantitative thresholds for determining reportable segments.

3.We note that in your reconciliation of the reportable segment measure of profit or loss (Adjusted EBITDA) to consolidated Net loss attributable to Cooper-Standard Holdings Inc., you begin the reconciliation with an Adjusted EBITDA measure that includes amounts for “Corporate, eliminations and other.” Please note that the reconciliation should begin with a total of the Adjusted EBITDA for reportable segments only and then include the applicable adjustments to arrive at a consolidated Net loss attributable to Cooper-Standard Holdings Inc. Please revise all reconciliations accordingly including total of reportable segments’ revenue to consolidated revenue and total of the reportable segments’ assets to consolidated assets. All significant reconciling items should be separately identified and described. See guidance in ASC 280-10-50-30 and 50-31. Also, in this regard we note that you have included a line item in your reconciliation for a consolidated EBITDA amount. Please note that as this does not appear to be a segment measure of profitability, it would be considered a non-GAAP financial measure and should not be disclosed in the notes to the financial statements in accordance with Item 10(e)(1)(ii)(C). Please revise future filings accordingly.

Response: We acknowledge the Staff’s comment about presenting the segment reconciliations beginning with totals for reportable segments and have considered the requirements of ASC 280-10-50-30 and 50-31. We will revise our quarterly and annual segment disclosures, beginning with our Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2024, to start our segment reconciliations with totals for reportable segments only.

We also acknowledge the Staff's comment about disclosing non-GAAP financial measures in the notes to the financial statements. As we are required to disclose Adjusted EBITDA on a segment basis pursuant to ASC 280 because it is the segment profit or loss measure used by our chief operating decision maker to allocate resources and assess performance, this measure is not considered non-GAAP as defined by SEC Regulation G. We acknowledge, however, that consolidated EBITDA is considered a non-GAAP financial measure. Accordingly, starting with our Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2024, we will remove the consolidated EBITDA line item within our reconciliation of the reportable segment measure of profit or loss (Adjusted EBITDA) to our consolidated net loss pursuant to Item 10(e)(1)(ii)(C) of Regulation S-K, which prohibits the use of non-GAAP financial measures in the notes to the financial statements.

Thank you for your letter, and we hope that the foregoing has been responsive to the Staff's comment. If you have any questions or comments about this letter or need any further information, please call or email the undersigned at (248) 596-6018 or jon.banas@cooperstandard.com.

Sincerely,

/S/ JONATHAN P. BANAS

Jonathan P. Banas
Chief Financial Officer
(Principal Financial Officer)
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